J
                                                                    Exhibit 12.1


                          DQE, Inc. and Subsidiaries
          Calculation of Ratio of Earnings to Combined Fixed Charges
           and Preferred and Preference Stock Dividend Requirements
                            (Thousands of Dollars)

                                                                                  Year Ended December 31,
                                               Three Months Ended   ----------------------------------------------------------------
                                                 March 31, 1998        1997          1996         1995         1994        1993
                                               ------------------   ----------    ----------   ----------   ----------   ----------
FIXED CHARGES:
  Interest on long-term debt                           20,816       $ 87,420      $ 88,478     $ 95,391     $101,027     $108,479
  Other interest                                        3,177         13,823        10,926        7,033        4,050        2,718
  Portion of lease payments representing
     an interest factor                                11,294         44,208        44,357       44,386       44,839       45,925
  Dividend requirement                                  3,788         21,649        14,385        7,374        9,355       14,368
                                                     --------       --------      --------     --------     --------     --------
                Total Fixed Charges                    39,075       $167,100      $158,146     $154,184     $159,271     $171,490
                                                     --------       --------      --------     --------     --------     --------

EARNINGS:
  Income from continuing operations                    45,130       $199,101      $179,138     $170,563     $156,816     $141,407
  Income taxes                                         20,487*        95,805*       87,388*      96,661*      92,973*      79,822*
  Fixed Charges as above                               39,075        167,100       158,146      154,184      159,271      171,490
                                                     --------       --------      --------     --------     --------     --------
                Total Earnings                        104,692       $462,006      $424,672     $421,408     $409,060     $392,719
                                                     --------       --------      --------     --------     --------     --------

RATIO OF EARNINGS TO FIXED CHARGES                       2.68           2.76          2.69         2.73         2.57         2.29
                                                     ========       ========      ========     ========     ========     ========

  The Company's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $0.7 million for the three months ended March 31, 1998, has been excluded from the ratio.

* Earnings related to income taxes reflect a $4.5 million decrease for the three months ended March 31, 1998, a $17 million, $12 million, $13.5 million, $13.5 million and $10.4 million decrease for the twelve months ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively, due to financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.79 for the three months ended March 31, 1998, and 2.87, 2.76, 2.82, 2.65, and 2.35 for the twelve months ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively.